Black Gaming, LLC
10777 West Twain Avenue Suite 333
Las Vegas, Nevada 89135

Via EDGAR, Facsimile and FedEx
Ms. Cicely LaMothe
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Black Gaming, LLC (the “Company”)
Form 10-K for the year ended 12/31/06
Filed on 4/2/2007
File No. 333-123179

November 1, 2007

Dear Ms. LaMothe:

We received your letter dated October 10, 2007 related to your review of the above referenced filing.  I contacted Mr. Wilson Lee the week of October 15th to request an extension of the initial 10 business day requirement to November 1, 2007, which he graciously approved.

Based upon your request, the Company makes the following statements acknowledging:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reviewed your letter and have provided the following responses to the questions raised by your team.

Background

Prior to December 31, 2006
There were three issuers of debt included in the registration statement on Form S-4 (the “Registration Statement”), Virgin River Casino Corporation (“VRCC”), RBG, LLC (“RBG”) and  B & BB, Inc. (“B&BB”; VRCC, RBG and B&BB, collectively, the “Issuers”). On December 20, 2004, the Issuers purchased the interests held by certain affiliated and unaffiliated shareholders. As a result of the buyout, Mr. Black obtained the remaining 80.97% interest in B&BB and 75.0% interest in VRCC. VRCC along with R. Black, Inc. obtained 32.69% of the membership interest in RBG that was being purchased. Immediately following the buyout, Mr. Black owned 100% of VRCC and B&BB. RBG was 94.23% owned by VRCC and 3.85% owned by Mr. Black and 1.92% owned by the unrelated minority holder. The Company considered EITF 02-5 and FASB Statement No. 141, paragraphs 14 and D13 in its decision to treat the buyout using the purchase method of accounting.

In conjunction with the initial filing of the Registration Statement with the Securities Exchange Commission (“SEC”) on March 7, 2005, which related to the debt offering initially commenced under Regulation 144A in December 2004, we responded to two comments from the SEC in a memo dated June 20, 2005. These comments related to certain presentation and disclosure requirements Rule 3-10 of Regulation S-X.

Mr. Black was in the process of creating a holding company to roll up all three of the Issuers under a single holding company.

Pursuant to the overall context of Regulation S-X Rule 3-10(a) which involves multiple subsidiary guarantors of securities issued by the parent company of the subsidiaries, the financial statements have been filed in the form and as required by Regulation S-X, Rules 3-01 through 3-04, for each of the Issuers.

At December 31, 2006
On December 31, 2006, the Company filed a Form 8-K as the initial report of the Company to the SEC and became the “successor issuer,” as provided in Rule 15d-5 promulgated under the Securities Exchange Act of 1934, as amended, to each of VRCC, RBG and  B&BB.

On December 31, 2006, VRCC, RBG and B&BB entered into an Agreement and Plan of Reorganization with the Company, the Robert R. Black, Sr. Gaming Properties Trust (the “Black Trust”), R. Black, Inc (“RBI”) and Glenn J. Teixeira (“Mr. Teixeira”), whereby the Issuers’ organizational structure was modified through a holding company reorganization (the “Reorganization”).

Pursuant to the Reorganization, all three Issuers became direct or indirectly wholly owned subsidiaries of the Company, which was formed for the purpose of serving as the holding company to the Issuers, and RBI became a wholly owned subsidiary of VRCC. The Company is owned 99.03% by the Black Trust and .97% by Mr. Teixeira.

Pursuant to the Reorganization, VRCC acquired, directly and indirectly, an additional, aggregate 11.2% ownership interest in RBG as a result of the following transactions:

•
VRCC received 100 shares of RBI from the Black Trust, representing 100% of the outstanding capital stock of RBI, in exchange for 3.68 shares of common stock of VRCC held by the Black Trust, representing 3.68% of the outstanding capital stock of VRCC. RBI does not have any material operations, liabilities or assets other than a 5.47% ownership interest in RBG.

•	VRCC received a 3.81% ownership interest in RBG from the Black Trust in exchange for 2.57 shares of VRCC held by the Black Trust, representing 2.57% of the outstanding capital stock of VRCC.

•	VRCC received a 1.92% interest in RBG from Mr. Teixeira in exchange for 1.29 shares of VRCC held by the Black Trust, representing 1.29% of the outstanding capital stock of VRCC.

The consideration exchanged for the acquisition of additional RBG ownership interests by VRCC was based upon fair value estimates of the respective enterprise values of RBI, RBG and VRCC. As a result of the Reorganization, VRCC increased its direct and indirect ownership interest in RBG from 88.8% to 100%. RBG directly or indirectly wholly owns Casablanca Resorts, LLC, Oasis Recreational Properties, Inc., Oasis Interval Management, LLC and Oasis Interval Ownership, LLC, which collectively owns and operates the CasaBlanca Hotel & Casino and the Oasis Hotel and Casino in Mesquite, Nevada.

After the Reorganization, Black Gaming, LLC owns 100%, directly or indirectly, of each Issuer and subsidiary guarantor of the Notes (defined below).

One of the principle reasons for the Reorganization was to allow the Issuers to report consolidated financial information. There were no material modifications to the rights of the holders of the of 9.000% Senior Secured Notes due 2012 (the “Senior Secured Notes”) or the 12.750% Senior Subordinated Discount Notes due 2013 (the “Senior Subordinated Notes”, and together, with the Senior Secured Notes, collectively, the “Notes”) as a result of the Reorganization, other than to increase the holders’ security interest in RBG as a result of VRCC’s acquisition of Mr. Teixeira’s 1.92% ownership interest in RBG. In addition, Black Gaming, LLC and RBI have guaranteed the performance of the Issuers’ obligations under the Notes.

Comment 1

Note 1 – Organization and Description of Business and Basis of Presentation, page 49 –

We noted from your disclosure on page 32, that Black Trust obtained a majority interest in B&BB and VRCC as part of the December 20, 2004 transaction.  We also note that the financial statements have been prepared as if the reorganization of entities under common control took place as of the beginning of the periods presented.  If these entities were not controlled by Black Trust for all of fiscal year 2004, please advise us your basis for presenting the financial statements on a consolidated basis for the portion of 2004 in which you did not have common control.

Management’s Response –

Background for Conclusion:
The Company reviewed the provisions of Regulation S-X Rule 3A-02 and Rule 3A-02(a) and determined that the Company’s 2004 operations should be presented as if the reorganization took place on January 1, 2004. Regulation S-X Rule 3A-02 and Rule 3A-02(a) state (applicable phrases bolded for emphasis):

In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity. Other particular facts and circumstances may require combined financial statements, an equity method of accounting, or valuation allowances in order to achieve a fair presentation. In any case, the disclosures required by §210.3A-03 should clearly explain the accounting policies  followed by the registrant in this area, including the circumstances involved  in any departure from the normal practice of consolidating majority owned  subsidiaries and not consolidating entities that are less than majority owned. Among the factors that the registrant should consider in determining the most meaningful presentation are the following:

(a)
Majority ownership. Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of majority ownership requires a careful analysis of the facts and circumstances of a particular relationship among entities. In rare situations, consolidation of a majority owned subsidiary may not result in a  fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy, or when control is likely to be temporary). In other situations, consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Conclusion:
Prior to the acquisition, Mr. Black and three of his siblings (“Black family”) owned 100% of VRCC and 93.18% of B&BB. Although there was no parent-subsidiary relationship and Mr. Black did not exercise common control, the Black family maintained majority ownership and common control of VRCC and B&BB for the entire 2004 fiscal year.  Further, the Reorganization of Black Gaming, LLC that occurred on December 31, 2006 was treated for accounting purposes as a reorganization of entities under common control.  As a result, the Reorganization was treated as though it occurred at the beginning of all periods presented, December 31, 2006, 2005 and 2004.

Since the Company determined that it was best to present the financial condition of issuers and guarantors in consolidated form for the 2004 fiscal year and since the consolidated financial statements include all the Issuers’ and guarantors’ financial statements, the Company determined that separate financial presentation of each Issuer and guarantor for the period January 1, 2004 through the acquisition date would have little meaning. Further, there are eliminating entries between VRCC and B&BB that only eliminate in a consolidated format. Due to the nature of these eliminations, presenting the financials of VRCC and B&BB separately would be misleading. Finally, the Company believes that the costs associated with restating the financial statements significantly outweigh the benefits derived.

Comment 2

Note 15 – Guarantor Financial Information

Your presentation of the condensed consolidating financial information does not include a separate column for each issuer, RBG, LLC and B&BB, Inc., as represented in your correspondence with the Commission dated June 5, 2006.  Tells us how you considered Rule 3-10(d) of Regulation S-X in determining that your presentation was appropriate.

Management’s Response –

Authoritative Guidance and Response:
Regulation S-X Rule 3-10(f)

Discussion:
Prior to the December 31, 2006 Reorganization, the Company performed preliminary research into proper presentation of the financial information in Form 10-K for the Balance Sheet date December 31, 2006. Based on the information available at that time, the Company believed that the provisions of Regulation S-X Rule 3-10(d) would apply upon completion of the Reorganization. The Company communicated their interpretation of the rule to the SEC in a letter dated June 5, 2006. The SEC responded positively to the positions taken by the Company as communicated in a reply letter dated June 13, 2006.

Following the completion of the Reorganization, the Company revisited the provisions of Regulation S-X Rules 3-10(a) through 3-10(g). Based on the information available following the Reorganization, the Company determined that Regulation S-X Rule 3-10(d) does not directly apply, as it pertains to a single issuer of securities as well as both a parent company and one or more other subsidiaries of that parent company as guarantors of those securities; however, they believed that the overall context of Regulation S-X Rule 3-10(f) would apply, which involves multiple subsidiary guarantors of securities issued by the parent company of those subsidiaries.

Regulation S-X Rule 3-10(f) states:

Multiple subsidiary guarantors of securities issued by the parent company of those subsidiaries.  When a parent company issues  securities and more than one of its subsidiaries guarantee those  securities, the registration statement, parent company annual report,  or parent company quarterly report need not include financial  statements of the subsidiary guarantors if:
(1)	Each of the subsidiary guarantors is 100% owned by the parent company issuer;
(2)	The guarantees are full and unconditional;
(3)	The guarantees are joint and several; and
(4)
The parent company's financial statements are filed for the  periods specified by §§210.3-01  and 210.3-02  and include, in a  footnote, condensed consolidating financial information for the same  periods with a separate column for:

(i)	The parent company;
(ii)	The subsidiary guarantors on a combined basis;
(iii)	Any other subsidiaries of the parent company on a combined basis;
(iv)	Consolidating adjustments; and
(v)	The total consolidated amounts.

The Company’s Reorganization mirror the criteria described in Regulation S-X Rule 3-10(f) as follows:

•	The Company was organized under Nevada law as a limited-liability company for the purpose of becoming the holding company of the Issuers.
•	As such, the Company became a single common parent and owns 100%, directly or indirectly, of each subsidiary Issuer and/or subsidiary guarantor of the subject security.
•	The Company will hold the securities and the Issuers as the Company’s subsidiaries will jointly and severally guarantee the securities.
•
VRCC received a 1.92% interest in RBG from Mr. Teixeira in exchange for 1.29 shares of VRCC held by the Black Trust, representing 1.29% of the outstanding capital stock of VRCC.  As such, there is no minority interest held in RBG and there is affiliate relationship between B&BB and VRCC.

The Reorganization became effective on December 31, 2006.

Conclusion
As summarized above, the Company became a single parent company after the Reorganization for the purposes of applying Regulation S-X Rule 3-10 and there is no longer any minority interest. As such, the Company meets the exemption criteria under Regulation S-X 3-10(f).
.

Comment 3

Certifications

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Management’s Response - We confirm to the Securities and Exchange Commission that the officers signed such certifications in a personal capacity.  Certifications in future filings will not include the title of the certifying individual in the opening sentence.

Please review our responses and we understand that you might have additional questions.  Please contact Jason A. Goudie, CFO, at 702-318-6860 with any further requests or comments.

Sincerely,

/s/ Jason A. Goudie_______
Jason A. Goudie
Chief Financial Officer
Black Gaming, LLC